Filed Pursuant to Rule 253(g)(2)
File No. 024-11873

FUNDRISE DEVELOPMENT EREIT, LLC

SUPPLEMENT NO. 15 DATED OCTOBER 19, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 12, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Development eREIT, LLC (“we”, “our” or “us”), dated December 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

As of October 18, 2023, the property detailed below, held by Fundrise Development eREIT, LLC (the “Company,” “we,” or “us”), has reached a major development milestone, as described.

Carmel Villas Controlled Subsidiary - Denton, TX

On April 2, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR - Carmel Villas, LLC (the “Carmel Villas Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $16,486,000 (the “Carmel Villas Investment”). The Carmel Villas Controlled Subsidiary anticipates building up to four hundred and five (405) single-family townhomes in two phases, generally located at 4405 Pockrus Road in Denton, Texas (the “Carmel Villas Property”). More details of the acquisition can be found here.

As of October 18, 2023, the Carmel Villas Property has reached a major development milestone: seventy-seven (77) single-family homes, or 33.5% of the first phase, have been delivered and are currently in active lease-up. We anticipate the remaining townhomes in this first phase to be completed and delivered by March 15, 2024.